LIMITED LIABILITY COMPANY AGREEMENT OF NEXT BOATWORKS LLC, DATED AS OF MAY 1, 2016

A MEMBER-MANAGED TWO-MEMBER
DELAWARE LIMITED LIABILITY COMPANY
TAXABLE AS A PARTNERSHIP

SUMMARY TABLE OF CONTENTS

DETAILED TABLE OF CONTENTS

TABLE OF EXHIBITS

LIMITED LIABILITY COMPANY AGREEMENT OF NEXT BOATWORKS LLC, DATED AS OF MAY 1, 2016

A MEMBER-MANAGED TWO-MEMBER
DELAWARE LIMITED LIABILITY COMPANY
TAXABLE AS A PARTNERSHIP

DATE OF AGREEMENT; PARTIES

This limited liability company operating agreement (the "Agreement"), dated as of May 1, 2016, is among the following parties (the "members"):

1. Dennis Loebs ("Loebs"), an individual, a resident of the State of New York, with a mailing address of P.O. Box 2748, Sag Harbor, NY 11963; and
2. Benjamin Booth ("Booth"), an individual, a resident of the State of Massachusetts, with a residential address of 5 Drift Road, Westport, Massachusetts 02790.

Promptly after the formation of Next Boatworks LLC (the "LLC"), the LLC shall be automatically added as a party to the Agreement under Section 2.3.

STATEMENT OF BACKGROUND

1. The members intend to form the LLC under the Delaware Limited Liability Company Act (the "LLC Act"), 6 *Del. C.* § 18-101 *et seq.*
2. The principal purpose of the LLC will be to design, manufacture, market and sell coastal rowing boats.
3. This Agreement sets forth the agreement of the parties about:
    a. The business of the LLC;
    b. The LLC's tax and legal structure, including its management structure; and
    c. The parties' rights and duties under the Agreement.

TERMS AND CONDITIONS

The parties, intending to be legally bound, agree as follows:

Section 1 INTRODUCTORY PROVISIONS CONCERNING THE LLC

1.1 LLC'S NAME

The name of the LLC shall be as set forth above.

1.2 IDENTIFICATION OF INITIAL MEMBERS; ADMISSION OF ADDITIONAL MEMBERS

On the date of formation of the LLC, the members shall be the only members of the LLC. Additional members shall be added to the LLC only in accordance with Sections 10 and 11 (concerning, respectively, grants and transfers of membership rights).

1.3 FILING OF CERTIFICATE; DESIGNATION OF AUTHORIZED PERSONS

(a) Filing of Certificate. On or promptly after the effective date of this Agreement (as defined in Section 2.1), the members shall cause the certificate of formation of the LLC (the "Certificate") to be filed with the Secretary of State (the "Secretary of State") of the State of Delaware.

(b) Authorization of Members to Execute Statements, Etc. Each member is hereby designated as an authorized person within the meaning of § 18-201(a) of the LLC Act and is authorized to execute and file (or to direct the execution and filing of) with the Secretary of State any statements or certificates required or permitted to be filed under the LLC Act or other applicable laws.

(c) Authorization of Members to Do Certain Other Acts. Each member is hereby authorized to do such other acts as may be appropriate to comply with requirements under applicable law for (i) the formation, continuation and operation of the LLC, (ii) its registration in jurisdictions where its registration is required by law, (iii) its ownership of property, and (iv) the conduct of its business under the laws of the State of Delaware and any other jurisdiction in which the LLC may own property or conduct business.

1.4 ENTITY STATUS OF LLC; OWNERSHIP OF LLC ASSETS

Upon its formation, the LLC shall be a legal entity separate and distinct from its members. The LLC shall own all of its assets in its own name, and neither member shall have any direct interest in those assets.

1.5 LLC'S PRINCIPAL PURPOSE

The LLC's principal purpose shall be as set forth above. The LLC may also pursue any other purpose permitted by law and approved by the affirmative vote of both members.

1.6 LLC'S POWERS

In pursuing its lawful purposes, the LLC shall have the power to do all things that LLCs are permitted to do under the LLC Act, including any powers that are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the LLC.

1.7 LLC'S DURATION

The legal existence of the LLC shall begin on the date of filing of the Certificate. The duration of the LLC shall be indefinite and shall terminate only as set forth in Section 23 (concerning the LLC's dissolution, winding-up and liquidation).

1.8 LLC'S PRINCIPAL PLACE OF BUSINESS

Upon the LLC's formation, the mailing address of the LLC's principal place of business for purposes of dealing with third parties shall be 5 Drift Road, Westport, MA 02790. The members may change the LLC's principal place of business from time to time by the affirmative vote of both members.

1.9 LLC'S REGISTERED AGENT AND REGISTERED OFFICE

The name and address of the LLC's registered agent and the address of the LLC's registered office shall be as set forth in the Certificate. The LLC may change its registered agent and office from time to time by the affirmative vote of both members. The members shall amend the Certificate to reflect the change.

1.10 RESERVATION OF LLC'S MANAGEMENT TO MEMBERS

The management of the LLC shall be reserved to the members and to specified non-members upon the members' unanimous vote.

1.11 LIMITED LIABILITY OF MEMBERS

Neither member shall be personally obligated to any third party for any debt, obligation or liability of the LLC solely because of being a member.

1.12 FEDERAL AND STATE TAXATION OF THE LLC AND THE MEMBERS

(a) Federal Income Taxation

(1) The LLC. For all federal income tax purposes, the LLC shall be subject to federal income tax treatment as a partnership under Internal Revenue Code ("IRC") Subchapter K ("Subchapter K").

(2) The Members. On their respective shares of LLC income, losses, deductions, credits and other tax items (collectively, the LLC's "tax items"), the members shall be subject to federal income tax treatment as partners under Subchapter K.

(b) Self-Employment Taxation of Members Who Are Individuals. Individuals who are members of the LLC shall be subject to the Self-Employment Tax on their respective shares of LLC income as provided in IRC §§ 1401 and 1402 and Internal Revenue Service Prop. Reg. § 1.1402(a)-2.

(c) Construction of Agreement. This Agreement shall be construed and applied so as to ensure full compliance with the provisions of (i) Subchapter K; (ii) IRC §§ 1401 and 1402; and (iii) federal tax authorities thereunder as in effect from time to time.

(d) State Taxation. The LLC and the members shall be taxable under the laws of each relevant state as provided by those laws and by the regulations thereunder.

(e) Annual Fee. The LLC shall pay to the State of Delaware the annual fee in accordance with §§ 18-1107(b) and (c) of the LLC Act.

1.13 LLC'S ANNUAL ACCOUNTING PERIOD

The LLC's annual accounting period for financial and tax purposes shall be the calendar year.

1.14 LLC'S ACCOUNTING METHOD

(a) Use of Federal Income Tax Definitions, Etc. In computing its income, deductions and other tax and financial items, the LLC shall use federal income tax definitions and rules to the extent available under applicable federal tax authorities.

(b) Basis for Recognizing Income, Etc. In determining when to recognize income, expenses and other tax items, the LLC shall use the basis determined by its tax accountant.

1.15 LLC'S ACCOUNTING FIRM

The LLC's accounting firm for purposes of financial and tax accounting and compliance shall be Kandell, Farnsworth & Pubins CPAs, P. C., 727 Union Avenue, Aquebogue, NY 11931. The members may terminate the LLC's relation with this firm and may choose another firm as its accounting firm upon the affirmative vote of both members.

Section 2 INTRODUCTORY PROVISIONS CONCERNING THIS AGREEMENT AND THE CERTIFICATE

2.1 BINDING EFFECT OF AGREEMENT; EFFECTIVE DATE

This Agreement shall bind the members when both of them have signed it. The effective date of the Agreement (the "Effective Date") shall be the date on which the latter of the members signing and dating it shall have done so.

2.2 ADDITION OF LLC AS PARTY TO AGREEMENT

Upon the formation of the LLC, the LLC shall automatically become a party to this Agreement.

2.3 FILING OF CERTIFICATE

Promptly after the Effective Date, the members shall cause the formation of the LLC by causing the filing of a certificate of formation with the Delaware Secretary of State.

Section 3 MEMBERS' CONTRIBUTIONS TO THE LLC

3.1 CONTRIBUTION—DEFINITION

For purposes of this Agreement, a contribution shall mean any cash, property, or services rendered, or a promissory note or other obligation to contribute cash or property or to perform services that a person contributes to the LLC in exchange for the person's membership rights (as defined in Section 3.2).

3.2 MEMBERSHIP RIGHTS—DEFINITION

For purposes of this Agreement, the membership rights of a member shall mean the totality of the member's rights as a member under the Agreement and the LLC Act, including both:

(a) Economic rights; and

(b) Non-economic rights (such as voting rights, agency rights, rights to receive notice of, to attend and to participate in meetings, rights with respect to LLC information, fiduciary rights and dispute resolution rights).

A member's economic rights shall include, but shall not necessarily be limited to, the member's LLC interest (as defined in Section 3.3).

3.3 LLC INTEREST—DEFINITION

A member's LLC interest shall mean the member's right under this Agreement and under the LLC Act to receive:

(a) Allocations of the LLC's income and losses; and

(b) Distributions of the LLC's cash and other assets.

3.4 MEMBERS' CONTRIBUTIONS TO THE LLC IN EXCHANGE FOR THEIR MEMBERSHIP RIGHTS

(a) Members' Initial Contributions. The members shall, in exchange for their membership rights, make the following initial contributions to the LLC:

(1) Loebs shall contribute to the LLC total cash in the amount of $75,000. He shall make installment payments of this contribution to the LLC from time to time when the LLC needs the installment.

(2) Promptly after the LLC's formation, Booth shall contribute to the LLC his entire interest in the hull design set forth in the attached Exhibit A. He shall document this contribution in accordance with applicable federal and state law and practice as applicable for the documentation of transfers of intellectual property.

(b) Record of Contribution. Promptly after either member makes any contribution to the LLC, the LLC shall file in the LLC's records one or more documents, such as photocopies of cancelled checks, documentary evidence of bank transfers, or photocopies of executed bills of assignment, showing that the member has made the contribution.

(c) Contributions by Members Admitted to the LLC After Its Formation. Members admitted to the LLC after its formation shall make contributions in exchange for their membership rights as set forth in amendments to this Agreement.

(d) Contributions to the LLC by the Members After Their Initial Contributions.

(1) After the members make the above initial contributions to the LLC, either member may make additional contributions of cash or property

from time to time if the member believes that any such additional contribution is needed by the LLC.

(2) The value of any non-cash additional contribution by a member shall be as agreed by the members in writing at the time of the contribution.

(3) If the total value of either member's (the "first member's") contributions exceeds that of the other member's additional contributions, then:

a) The first member's allocation of LLC income and losses shall increase at a rate of one percent per $5,000 contributed, and the other member's allocation shall decrease at the same rate;

b) Distributions of cash and other assets made to the first member shall increase at a rate of one percent per $5,000 contributed, and distributions made to the other member shall decrease at the same rate;

c) As a consequence of adjustments made under this Section exclusively, the first member's capital account shall increase one dollar for each dollar contributed;

d) Notwithstanding Sections (3)(a) through (3)(c) above, as a consequence of adjustments made under this Section exclusively, the maximum allowable percentage of either member's allocation of LLC income and losses, and the maximum allowable percentage of distributions of cash and other assets made to either member, shall be 65%.

3.5 NO INTEREST ON CONTRIBUTIONS OR ALLOCATIONS

The members shall earn no interest on any contributions under this Section 3 or on any amounts allocated to them under Section 4.

3.6 REQUIREMENT OF SIGNED WRITING AS CONDITION FOR ENFORCEABILITY OF PROMISES TO MAKE CONTRIBUTIONS

No promise by a member to make a contribution to the LLC shall be enforceable unless (a) it is set forth in this Agreement or in another writing signed by the contributing member.

3.7 REQUIREMENT OF CONSENT BY OTHER MEMBER IN ORDER TO AMEND PROMISE TO MAKE CONTRIBUTION

No term of any promise by a member to make a contribution to the LLC shall be amended except with the advance written consent of the other member.

3.8 CERTAIN DUTIES OF MEMBERS CONTRIBUTING PROPERTY TO THE LLC

(a) No Conflict as to Contribution. A member obligated to contribute property other than cash to the LLC under this Agreement shall, before making any such contribution, ensure:

(1) That there is no conflict between this obligation and any obligation of the member to any other person, including an obligation under any

other agreement or under any testamentary instrument of the member; and

(2) That the contribution is consistent with any applicable laws concerning fraudulent transfers.

(b) Warrant of No Conflict, Etc. By signing this Agreement, a member warrants the absence of any conflict or inconsistency referred to in Section 3.8(a).

3.9 PENALTIES FOR FAILURE TO MAKE PROMISED CONTRIBUTIONS

(a) Penalties. If a member (the "defaulting member") fails to make a promised contribution in accordance with this Agreement and the member's promise , the non-defaulting member may impose upon the defaulting member any penalty that the non-defaulting member believes to be reasonable in the circumstances. Penalties may include:

(1) Reduction or elimination of the defaulting member's membership rights;

(2) Forfeiture of all or a portion of the defaulting member's membership rights; or

(3) Sale of all or a portion of the defaulting member's membership rights.

(b) Consultation with Principal Tax Adviser and Principal Legal Adviser. In determining a penalty to apply under this Section 3.9(b), the non-defaulting member shall use reasonable efforts to consult in advance with the LLC's principal tax adviser and principal legal adviser.

Section 4 LLC ALLOCATIONS TO THE MEMBERS

4.1 ALLOCATIONS—IN GENERAL

(a) Allocation—Definition. For purposes of this Agreement, an allocation by the LLC to a member of the LLC's tax items shall mean an apportionment of these items to the member's capital account (as defined in Section 6).

(b) Items Allocable to the Members. The dollar items of the LLC that the LLC shall allocate to the members under this Agreement shall be the LLC's tax items (as defined in Section 1.12(a)(2)).

4.2 FORMULA FOR LLC ALLOCATIONS

The LLC shall allocate its tax items between the members in proportion to the members' respective contributions to the LLC. However:

(a) Allocations Disproportionate to Capital Contributions. If the LLC allocates any of its tax items to a member in a manner that is disproportionate to the member's share of LLC contributions, the LLC shall make this allocation in compliance with the requirements of IRC § 704(b) and the U.S. Treasury Regulations (the

"Regulations") thereunder (governing allocations disproportionate to capital contributions).

(b) Allocations in Respect of Contributed Property. If a member makes a contribution of property other than cash to the LLC, the LLC shall allocate its tax items between the contributing member and the non-contributing member in respect of this property in compliance with IRC § 704(c)(1)(A) and the Regulations thereunder (governing allocations relating to contributed property that has appreciated or depreciated in the hands of its contributor before its contribution).

Section 5 LLC DISTRIBUTIONS TO THE MEMBERS

5.1 DISTRIBUTION, ETC. —DEFINITIONS

For purposes of this Agreement:

(a) Distribution—Definition. A distribution by the LLC to a member shall mean any transfer of its cash or other assets to the member except:

(1) Payments to a member relating to transactions covered by IRC § 707(a) (concerning transactions of the LLC with members acting in capacities other than as members);

(2) Payments to a member under IRC § 707(c) (concerning guaranteed payments to a member for services to or for the LLC or for the LLC's use of the member's capital); and

(3) Reimbursements of expenses to a member under Section 5.13.

(b) Interim Distribution—Definition. An interim distribution to a member shall mean any distribution except a liquidating distribution (as defined in Sections 5.1(c)(1) and (2)).

(c) Liquidating Distribution—Definition. A liquidating distribution shall mean a distribution to a member in connection with:

(1) The LLC's partial or complete redemption of the member's membership rights; or

(2) The LLC's dissolution and liquidation.

5.2 FORMULA FOR LLC ALLOCATIONS OF INTERIM DISTRIBUTIONS BETWEEN THE MEMBERS

The LLC shall allocate interim distributions between the members in compliance with the formula on the basis of which it allocates its tax items between them under Section 4.2.

5.3 INTERIM DISTRIBUTIONS—IN GENERAL

Except as otherwise provided in Section 5.4, the following matters shall be determined by the affirmative vote of both members:

(a) Whether the LLC shall make an interim distribution to the members;

(b) The amount of any such distribution to each of the members; and

(c) The timing of the distribution.

5.4 TAX DISTRIBUTIONS

(a) Distributions for Members' Tax Obligations. To the extent that the LLC's financial condition and other relevant factors permit, the LLC shall make interim distributions ("tax distributions") to the members at such times and in such amounts as to enable them to pay federal, state and other taxes on their shares of LLC income on time and in full.

(b) Same Basis as Income Allocations. The LLC shall allocate tax distributions between the members on the basis on which the LLC allocates its income between them.

(c) Highest Tax Rate on Member Assumed. In computing the amount of each such distribution to each member, the LLC shall assume that the member is obligated to pay the highest combined federal and state marginal rate of tax on the member's share of LLC income.

5.5 LIQUIDATING DISTRIBUTIONS—GENERAL RULES

(a) Redemption. The LLC shall make liquidating distributions to members in connection with its redemption of their membership rights in compliance with Section 9 (concerning redemptions and cross-purchases of membership rights).

(b) Liquidating Distributions after LLC's Dissolution. The LLC shall make liquidating distributions to the members in connection with the liquidation of the LLC in compliance with Section 5.6.

5.6 PAYMENTS AND DISTRIBUTIONS OF LLC ASSETS TO BE MADE BY LLC IN CONNECTION WITH ITS LIQUIDATION

(a) Order of Payments and Distributions. Upon completion of the LLC's winding-up (as defined in Section 23.1(b)), the LLC shall pay out its cash and other assets in connection with its liquidation to the following persons in the following order:

(1) Payment of Creditors. The LLC shall pay (or shall make adequate provision to pay) its creditors, including members who are creditors.

(2) Distributions to the Members. The LLC shall distribute any remaining LLC assets to the members in such a manner that after these distributions, each member shall have a capital account of zero.

(b) Timing of Payments; Compliance with IRC § 704(b), Etc. To the extent reasonably practicable, the LLC shall make the above payments on or before the date of termination of the LLC's legal existence. It shall make all such payments in compliance with (i) all applicable provisions of IRC § 704(b) and the Regulations; and (ii) other applicable federal and state law.

5.7 STATUS OF MEMBERS AS UNSECURED CREDITORS OF LLC WITH RESPECT TO DISTRIBUTIONS

Each member shall have the status of an unsecured creditor with respect to distributions to which the member is entitled under the Agreement.

5.8 RESTRICTIONS ON DISTRIBUTIONS IN KIND

If this Agreement or applicable law requires the LLC to make a distribution to either member:

(a) The member may not compel the LLC to make the distribution except in the form of cash; and

(b) The LLC may not compel a member to accept the distribution except in the form of cash.

5.9 QUALIFIED INCOME OFFSETS WHEN MEMBERS HAVE DEFICIT CAPITAL ACCOUNTS

(a) <u>Qualified Income Offset</u>

(1) <u>Special Allocation to Eliminate Deficit Capital Account</u>. If either member unexpectedly receives an adjustment, allocation, or distribution described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6) that results in the member's having a deficit capital account, the LLC shall specially allocate items of LLC income and gain to the member in an amount and manner sufficient to eliminate, to the extent required by applicable Regulations, the deficit capital account of the member as quickly as possible.

(2) <u>Restriction on Allocations to Cure Deficit Capital Accounts</u>. However, an allocation under Section 5.9(a)(1) of this Agreement shall be made only if and to the extent that the member would have a deficit capital account after all other allocations provided for in this Section and elsewhere in this Agreement have been tentatively made as if Section 5.9(a)(1) were not in this Agreement.

(b) <u>Offsetting Allocations to the Other Member</u>. If the LLC makes an allocation to a member under Section 5.9(a)(1) for any relevant taxable year of the LLC, it shall, to the extent permitted by the Regulations, make offsetting allocations to the other member as soon as reasonably possible thereafter.

5.10 PROHIBITION AGAINST CERTAIN DISTRIBUTIONS

The LLC shall make no distribution to the members if, at the time of the distribution and after giving effect to the distribution, the LLC's liabilities would exceed the fair value of its assets within the meaning of § 18-607(a) of the LLC Act.

5.11 LIABILITY OF MEMBERS FOR AUTHORIZING OR RECEIVING CERTAIN DISTRIBUTIONS

Members who vote to authorize distributions prohibited under § 18-607(a) of the LLC Act and members who receive these distributions shall be liable as provided in § 18-607(b) of the LLC

Act.

5.12 MEMBERS' RIGHT TO REIMBURSEMENT OF EXPENSES

If either member reasonably incurs an expense on behalf of the LLC and reasonably documents this expense to the LLC, the LLC shall reimburse the member for this expense as promptly as reasonably possible after receiving this documentation.

Section 6 MEMBERS' CAPITAL ACCOUNTS

6.1 CAPITAL ACCOUNT— DEFINITION

A member's capital account shall mean the dollar amount of the member's respective portion of the equity of the LLC as determined in accordance with U.S. Treasury Regulation Section 1.704-1(b)(2)(iv) and other applicable Regulations as in effect from time to time.

6.2 LLC'S DUTY TO COMPUTE MEMBERS' CAPITAL ACCOUNTS, ETC.

The LLC shall compute the capital account of each member:

(a) At its own expense whenever required to do so by federal and state tax law; and

(b) At any other time upon reasonable request by a member, but the requesting member shall pay the LLC in advance the reasonable costs of complying with the request.

6.3 METHOD OF COMPUTING MEMBERS' CAPITAL ACCOUNTS

Except as otherwise required by applicable Regulations, the LLC shall compute the capital account of each member as follows:

(a) <u>Addition of Amount of Contributed Cash</u>. The LLC shall add to the member's capital account the amount of any cash that the member contributes to the LLC.

(b) <u>Addition of Fair Market Value of Contributed Property</u>. The LLC shall add to the member's capital account the fair market value of any property that the member contributes to the LLC (net of liabilities secured by this property that the LLC assumes or takes subject to within the meaning of IRC § 752).

(c) <u>Addition of Allocations</u>. The LLC shall add to the member's capital account any LLC income that it allocates to the member under Section 4.

(d) <u>Subtraction of Losses</u>. The LLC shall subtract from the member's capital account any LLC loss that it allocates to the member under Section 4.

(e) <u>Subtraction of Distributed Cash</u>. The LLC shall subtract from the member's capital account the amount of any cash that it distributes to the member.

(f) <u>Subtraction of Fair Market Value of Distributed Property</u>. The LLC shall subtract from the member's capital account the fair market value of any property that it distributes to the member (net of liabilities secured by that property).

6.4 REVALUATIONS OF LLC ASSETS AND OF MEMBERS' CAPITAL ACCOUNTS

The LLC shall revalue the LLC's assets and shall correspondingly revalue the members' capital accounts whenever a revaluation of the LLC's assets:

(a) Is required under applicable Regulations; or

(b) Is permitted under these Regulations and is approved by the affirmative vote of both members.

Section 7 MEMBER DISSOCIATIONS

7.1 DISSOCIATION— DEFINITION

The dissociation of a member shall mean the termination of all of the member's membership rights except:

(a) The member's LLC interest (as defined in Section 3.3);

(b) The rights identified in Section 7.2(a); and

(c) Any rights the member may have under Section 9 ("Redemptions and Cross-purchases of Membership Rights").

7.2 CERTAIN EFFECTS OF DISSOCIATION UPON THE RIGHTS OF DISSOCIATED MEMBERS

(a) Certain Continuing Rights. If, after dissociation, a former member retains all or any part of the former member's LLC interest, the former member shall, subject to any contrary order by an arbitrator under Section 27, be entitled to the following rights:

(1) Information Rights. Subject to reasonable restrictions as determined from time to time by the remaining member, the former member shall be entitled to inspect and copy at the former member's own expense all LLC information reasonably relevant to allocations and distributions to the former member in respect of this LLC interest.

(2) Dispute Resolution Rights. The former member shall be entitled to invoke the dispute resolution provisions of Section 27 with respect to the former member's LLC interest.

(b) Termination of Duties. Subject to any contrary provision in Section 17 (relating to the duty of loyalty) and Section 18 (relating to the duty of confidentiality), a person who has been dissociated from the LLC shall have no fiduciary or other duties to the LLC.

(c) Liabilities. A person who has been dissociated from the LLC shall have no liabilities to the LLC except liabilities that accrued to the member before the member's dissociation.

7.3 EVENTS OF DISSOCIATION—IN GENERAL

A member shall be subject to dissociation from the LLC only upon the occurrence of an event identified in Sections 7.4 through 7.9. The effective date of each such dissociation shall be as set forth in this Section 7.

7.4 DISSOCIATION UPON RESIGNATION

(a) Resignation—Definition. For purposes of this Section 7, the resignation of a member shall mean the member's voluntary renunciation of all of the member's membership rights except the rights identified in Section 7.1.

(b) Resignation—in General; Effective Date. A member shall be dissociated upon resigning from the LLC in compliance with Section 7.4(c). The effective date of the dissociation shall be the effective date of the resignation.

(c) Notice; Effective Date. A member may resign as a member of the LLC by giving written notice of resignation to the other member. The resignation shall be effective 30 days after the other member has received the notice. The member shall incur no liability to the other member or the LLC merely by reason of the resignation.

7.5 DISSOCIATION UPON DEATH

A member shall be dissociated upon the member's death. The effective date of the dissociation shall be the date of the member's death.

7.6 OPTIONAL DISSOCIATION UPON DISABILITY

(a) Disability—Definition. For purposes of this Section 7.6, a disability means any physical or mental impairment incurred by a member that substantially prevents the member from performing the member's responsibilities to the LLC for a period of 60 consecutive days.

(b) Option to Dissociate. If a member incurs a disability (as defined in Section 7.6(a)), the other member shall have the option to dissociate the member if the other member reasonably determines that the dissociation is in the LLC's best interest.

(c) Right of Disabled Members to Appoint Proxies. If, because of a disability or otherwise, a member is unable to exercise the member's rights as a member under this Agreement, the member or the member's legal representative may appoint a proxy to exercise these rights if the other member gives advance written consent to the appointment of the proxy.

7.7 OPTIONAL DISSOCIATION UPON MEMBER BANKRUPTCY

Either member shall have the option to dissociate the other member if:

(a) The other member files for bankruptcy or any similar relief; or

(b) One or more creditors of a member file a petition to have the member declared bankrupt or any similar petition and this petition is not dismissed within 60 days after being filed; and

(c) The non-bankrupt member reasonably determines that the dissociation is in the LLC's best interest.

7.8 OPTIONAL DISSOCIATION UPON DIVORCE

A member (the "first member") may dissociate the other member if the other member becomes divorced under a final divorce decree. A dissociation under this Section 7.8 shall be effective on the date of the decree.

7.9 DISSOCIATION UPON EXPULSION

If a member (the "first member") notifies the other member that the first member intends to expel the other member and the other member does not object, the expulsion will become immediately and automatically effective upon the giving of that notice. If the other member decides to challenge the expulsion in mediation under Section 26 and, if mediation fails, in arbitration under Section 27, then the arbitrator may rule against the expulsion or may confirm the expulsion on any of the following grounds:

(a) Breach of Agreement. The arbitrator may confirm the first' member's intent to expel the second member if, upon request of the first member, the arbitrator determines that:

(1) The second member has materially breached a material duty of the member under this Agreement (including any duty to provide personal services to or for the LLC); and

(2) The first member has given the breaching member written notice of this breach; and

(3) The the second member has failed to cure the breach (if curable) within a reasonable period after receiving this notice.

(b) Breach of Trust. A breach of the Agreement by the second member that has a material adverse effect on the first member's trust of the first member shall be deemed to be a noncurable breach.

(c) Misconduct Affecting the LLC's Reputation. The arbitrator may confirm the expulsion of the second a member if, at the request of the first member, the arbitrator determines that the second member has engaged in misconduct that has caused or is likely to cause a material adverse impact on the reputation of the LLC or on its business or internal affairs.

(d) Serious Illegal or Immoral Conduct. The arbitrator may confirm the expulsion of the second member if, at the request of the first member, the arbitrator determines that the second member has engaged in serious illegal or immoral conduct.

7.10 MEMBERS' DUTY TO ACT ON OPTIONS WITH REASONABLE PROMPTNESS; DEADLINE FOR AGREEMENT ON TERMS OF REDEMPTION, ETC.

To the extent that either member is entitled to any option under this Section 7, he shall advise the other member about whether he intends to exercise the option and shall exercise any such option with reasonable promptness.

7.11 EFFECT OF DISSOCIATION OF A MEMBER

If a member is dissociated for any reason, the LLC shall become a single-member LLC of which the other member shall be the member unless the members or their representatives agree otherwise at the time. Unless the members agree otherwise at the time, the only membership rights of a member upon his dissociation shall pass to the member's heirs or other successors shall be the rights specified in Sections 7.1 and 7.2.

Section 8 TRANSFERS, REDEMPTIONS AND GRANTS OF MEMBERSHIP RIGHTS—DEFINITIONS AND GENERAL RULES

8.1 TRANSFER—DEFINITION

(a) Transfer—Definition. For purposes of this Agreement, a transfer of membership rights by a member shall mean any voluntary or involuntary transfer or other disposition of all or any part of those rights to another person, with or without consideration, including:

(1) A transfer by sale;

(2) A transfer by exchange;

(3) A transfer by gift;

(4) A transfer by assignment;

(5) A transfer (whether by will, trust or otherwise) taking effect on the death of the member; and

(6) A transfer by operation of law, by execution of legal process, or pursuant to a divorce or bankruptcy decree (including a transfer in connection with a merger of a member that is an entity into another entity).

(b) Exclusion of Redemptions and Pledges. Transfers shall not include redemptions and pledges of membership rights.

8.2 REDEMPTION—DEFINITION

For purposes of this Agreement, a redemption of a member's membership rights shall mean the extinguishment of those rights in exchange for cash or other consideration from the LLC to the member.

8.3 CROSS-PURCHASE—DEFINITION

As used in this Agreement, a cross-purchase of all or any part of a member's membership rights shall mean the purchase of these rights by the other member.

8.4 GRANT—DEFINITION

For purposes of this Agreement, a grant of membership rights means their issuance by the LLC to a member or other person.

8.5 OBTAINING OF ADVICE FROM THE LLC'S TAX ADVISER BEFORE ANY TRANSFER, REDEMPTION OR GRANT

Before any transfer, redemption or grant of membership rights under this Agreement, the LLC shall use reasonable efforts to obtain the advice of its principal tax adviser about the federal and state tax effects of the transfer, redemption or grant and to communicate this advice to both members. However, the LLC's failure to obtain this advice or to communicate it to either member shall not invalidate the transfer, redemption or grant.

8.6 OBTAINING OF ADVICE FROM THE LLC'S PRINCIPAL LEGAL ADVISER BEFORE TRANSFER, REDEMPTION OR GRANT

(a) Reasonable Efforts, Etc. Before any transfer, redemption or grant under this Agreement, the LLC shall use reasonable efforts to obtain the advice of its principal legal adviser about the legal effects of the transfer, redemption or grant and to communicate this advice to both members. However, the LLC's failure to obtain this advice or to communicate it to either member shall not invalidate any such transfer, redemption or grant.

(b) Loan Agreements, Etc. In providing this advice, the LLC's principal legal adviser shall take into account the terms of this Agreement, all relevant loan agreements and other agreements to which the LLC is a party, and all other relevant legal instruments and considerations.

8.7 SIGNED WRITING REQUIRED FOR TRANSFERS, CROSS-PURCHASES, REDEMPTIONS AND GRANTS

No transfer, cross-purchase, redemption or grant of membership rights in the LLC (a "transaction") shall be valid unless made pursuant to a writing that sets forth all material terms of the transaction and that is signed by all parties to the transaction.

8.8 REQUIREMENT THAT TRANSFEREES AND GRANTEES SIGN THIS AGREEMENT

No transfer or grant of membership rights under this Agreement shall be valid unless the transferee or grantee (as the case may be) signs this Agreement (as appropriately amended to take account of the terms of the transfer or grant in question).

8.9 SECURITIES LAW COMPLIANCE

No transfer, redemption or grant of membership rights in the LLC (a "transaction") shall be valid until:

(a) The LLC has consulted with its principal legal adviser about the compliance of the transaction with applicable securities laws; and

(b) Both members are reasonably satisfied that the transaction complies with these laws.

8.10 AGREEMENTS AS TO FAIR MARKET VALUE OF THE LLC

For purposes of buy-outs under Section 8.12 of this Agreement and for purposes of redemptions and cross-purchases under Section 9:

(a) The members agree that on the date of formation of the LLC, the fair market value of the LLC will be $150,000.

(b) Beginning on the first day of the seventh month after the above date and every six months thereafter, the members shall agree to an update of their agreement as to the LLC's fair market value and shall set forth this agreement in a writing which both of them shall sign.

(c) If the members fail to enter into an agreement under Section 8.11(b) and to record that agreement in a writing signed by both of them, the fair market value as the LLC shall be the last such value upon which they have agreed.

8.11 "TEXAS SHOOT-OUT"

If, after the formation of the LLC, a disagreement arises between the members about a material LLC matter and if the members cannot resolve the disagreement voluntarily between themselves, then:

(a) Either member (the "first member") may offer to buy out the other member for one-half of the then fair market value of the LLC as most recently agreed upon by the members under Section 8.11 and on such non-price terms as the first member may propose; and

(b) The other member must either (i) sell his membership rights to the first member on the above terms; or (ii) buy out the first member on the above terms.

Section 9 REDEMPTIONS AND CROSS-PURCHASES OF MEMBERSHIP RIGHTS

9.1 NO PUTS AND CALLS OF MEMBERSHIP RIGHTS EXCEPT AS PROVIDED IN THIS SECTION

Except as expressly provided in this Section 9:

(a) No Puts. A dissociated member shall have no right to require the LLC to redeem or the other member to cross-purchase all or any part of the dissociated member's membership rights.

(b) No Calls. The LLC shall have no right to redeem and the non-dissociated

member shall have no right to cross-purchase all or any part of the membership rights of a dissociated member.

9.2 OPTION OF LLC TO REDEEM AND OF OTHER MEMBER TO CROSS-PURCHASE THE MEMBERSHIP RIGHTS OF DISSOCIATED MEMBER

(a) Upon a member's dissociation from the LLC for any reason, the LLC shall have an option to redeem and the other member shall have an option to cross-purchase all (but not less than all) of the dissociated member's membership rights for the price set forth in Section 8.11.

(b) The non-price terms of a buy-out unde Section 9.2(a) (including closing terms, and terms concerning installments, interest and collateral) shall be such as not to unduly burden the buyer.

9.3 OPTION OF A MEMBER OR HIS REPRESENTATIVE, UPON THE MEMBER'S DEATH, DISABILITY OR RESIGNATION, TO REQUIRE REDEMPTION OR CROSS-PURCHASE OF THE MEMBER'S MEMBERSHIP RIGHTS

If a member is dissociated from the LLC for any reason (which shall include death, disability or resignation, but shall not include bankruptcy or expulsion), the dissociated member or the dissociated member's heir or other legal representative may require the LLC to redeem or the other member to cross-purchase all (but not less than all) of the dissociated member's membership rights in accordance with Section 8.12.

9.4 DEADLINE FOR DETERMINATION TO REDEEM OR CROSS-PURCHASE, ETC.

The members and their representatives shall agree on whether to exercise the rights and options provided under this Section 9 and they shall complete all other actions necessary to implement the requirements of the section with reasonable promptness).

9.5 CHOICE BETWEEN REDEMPTION AND CROSS-PURCHASE

Wherever this Agreement permits a choice between the redemption of the membership rights of a dissociated member by the LLC or the cross-purchase of these rights by the other member, the other member shall determine whether the transaction in question shall be a redemption, a cross-purchase or a combination of a redemption and a cross-purchase.

Section 10 LLC GRANTS OF MEMBERSHIP RIGHTS AFTER THE LLC'S FORMATION

10.1 LLC GRANTS OF MEMBERSHIP RIGHTS TO THIRD PARTIES

After the formation of the LLC, whether the LLC shall grant membership rights to third parties and the terms of any such grant shall be decided by the affirmative vote of both members.

10.2 LLC GRANTS OF ADDITIONAL MEMBERSHIP RIGHTS TO MEMBERS

After the formation of the LLC, whether the LLC shall grant additional membership rights to a member and the terms of any such grant shall be decided by the affirmative vote of both

members.

Section 11 MEMBERS' SALES AND OTHER TRANSFERS OF THEIR MEMBERSHIP RIGHTS TO THIRD PARTIES; PLEDGES

11.1 REQUIREMENT OF CONSENT OF OTHER MEMBER FOR TRANSFERS OF MEMBERSHIP RIGHTS TO THIRD PARTIES

Neither member shall transfer all or any part of the member's membership rights to any third party except with the advance written consent of the other member.

11.2 REQUIREMENT OF CONSENT OF OTHER MEMBER FOR PLEDGES OF MEMBERSHIP RIGHTS

(a) Pledge—Definition. For purposes of this Agreement, pledges shall include mortgages and all other arrangements under which a member provides another person with an interest in all or any portion of the member's membership rights in order to secure an obligation of the member.

(b) Requirement of Consent of Other Member. Neither member shall pledge all or any part of the member's membership rights to any person except with the advance written consent of the other member.

11.3 "TAG-ALONG" AND "DRAG-ALONG" PROVISIONS

(a) Drag-Along Provision. Subject to Section 11.3(b), if a third party makes a bona fide offer to either member (the "first member") to purchase all of the first member's membership rights for a price at least equal to the fair market value of the LLC as most recently agreed to by the members under Section 8.12 for at least the price per sharing percentage that reflects that fair market value and on other commercially reasonable terms, then, if the third party wants to buy all of the membership rights of the other member on the same price and non-price terms, the other member must sell all of his membership rights to the third party on the same per-share terms.

(b) Tag-Along Provision. However, unless the above third party agrees to purchase all of the membership rights of the above other member on the above terms, the first member may not sell his membership rights to third party on any terms.

Section 12 MEMBER MEETINGS

Beginning on or about the first day of the seventh month after the Effective Date, the members shall meet in person every six months to discuss the results of the LLC during the previous six months, to plan for the coming sixth months, and to address all other then pending significant issues relating to the LLC.

Section 13 MEMBER VOTING

13.1 VOTE AND MEMBER MATTER - DEFINITIONS

(a) Vote. For purposes of this Agreement, the term "vote" shall mean any expression of consent or dissent, whether by voice, by show of hand, or in writing by either member on a member matter (as defined in Section 13.1(b)).

(b) Member Matter. A "member matter" shall mean any material matter relating to the LLC's business or internal affairs.

13.2 NUMBER OF VOTES THAT EACH MEMBER MAY CAST

Each member may cast one vote on each member matter.

13.3 NUMBER OF VOTES NECESSARY TO DECIDE MEMBER MATTERS

Each member matter shall be decided by the affirmative vote of both members.

13.4 VALIDITY OF LLC ACTIONS AND OF MEMBER VOTES

(a) Requirement of Vote; Call for Vote. No LLC action requiring a member vote shall be valid as between the members until that vote has been taken. Either member may call for a vote by the members on any member matter.

(b) Meeting Not Required for Validity. Member votes otherwise in compliance with the provisions of this Section 13 shall be valid whether or not cast at a meeting.

Section 14 MEMBERS' RIGHTS TO LLC RECORDS AND INFORMATION

14.1 ACCESS TO LLC RECORDS, ETC.

For any purpose reasonably related to a member's interest as a member (but only for such a purpose), each member shall (subject to the restrictions set forth in Section 14.2) have the following rights with respect to books and records in the possession or control of the LLC ("LLC records") and with respect to information relating to or in the possession or control of the LLC ("LLC information"):

(a) Access to LLC Records. At any reasonable time during normal LLC business hours, each member shall be entitled to inspect and review any LLC record.

(b) Obtaining of LLC Information. At any reasonable time during normal LLC business hours, each member shall be entitled to obtain LLC information from the LLC or from the other member.

(c) Copying of LLC Records, Etc. At any reasonable time during normal LLC business hours, each member shall be entitled to copy any LLC record at the member's expense.

(d) Use of LLC Records and Information, Etc. Each member shall be entitled to use any LLC record or information.

14.2 RESTRICTIONS

The rights of the members to access, obtain, copy and use LLC records and information under Section 14.1 shall be subject:

(a) To the duty of confidentiality imposed by Section 18 of this Agreement; and

(b) To any applicable federal or state laws and regulations, including any laws and regulations concerning the privacy of employee medical information.

Section 15 MEMBERS' TITLES, FUNCTIONAL RESPONSIBILITIES AND COMPENSATION, ETC.

15.1 MEMBERS' TITLES

In performing their management functions for the LLC, members may use the title "member" or any other title (including the title "president" or "chief executive officer") that the members may determine from time to time by the affirmative vote of both members.

15.2 MEMBERS' JOINT RESPONSIBILITY FOR MANAGING THE LLC

The members shall have joint responsibility for managing the business and internal affairs of the LLC.

15.3 MEMBERS' AGENCY AUTHORITY; RESTRICTION ON EXERCISE OF AGENCY AUTHORITY

(a) Contract-signing Authority—in General. Subject to Section 15.3(b), each member shall have the right, power and authority to bind the LLC in contracts and other dealings with third parties in the ordinary course of the LLC's business.

(b) Limitation of Contract-signing Authority. Except with the advance consent of the other member, neither member shall bind the LLC:

(1) In any matter or related series of matters (including contract matters) involving an aggregate financial commitment by the LLC exceeding $1,000; or

(2) In any matter outside the ordinary course of the LLC's business.

(c) Representations. Except with the advance written consent of the other member, neither member shall make any representation concerning the LLC that is likely to have a material impact on the LLC's business or reputation.

15.4 REQUIREMENT OF MEMBER CONSENT FOR DELEGATIONS OF MANAGEMENT AUTHORITY, ETC.

Neither member shall delegate any of the member's authority, powers, responsibilities or duties

under this Agreement to any third party except as permitted under § 18-407 of the LLC Act and with the advance written consent of the other member.

15.5 MEMBERS' DUTY TO CONSULT WITH EACH OTHER

Neither member shall make any decision concerning a member matter without first using reasonable efforts to consult about the matter with the other member.

15.6 MEMBERS' RESPONSIBILITY TO OBTAIN TAX IDENTIFICATION NUMBERS, ETC.

Before or promptly after the LLC begins its business activities, the members shall do the following:

(a) Tax Identification Numbers. They shall obtain for the LLC a federal tax identification number and any necessary state tax identification numbers.

(b) Bank Accounts. They shall open any necessary bank accounts for the LLC.

(c) Insurance. They shall obtain on commercially reasonable terms insurance policies covering all reasonably foreseeable LLC insurable risks.

(d) Miscellaneous. They shall do all other things necessary or appropriate in connection with the commencement of the LLC's business.

15.7 MEMBERS' DUTY TO ENSURE LLC'S COMPLIANCE WITH LAWS, ETC.

Before the LLC conducts business in any relevant state and at all times while it is conducting this business, the members, in cooperation with the LLC's principal tax adviser and principal legal adviser, shall ensure that the LLC is in compliance with all applicable federal, state and local laws, regulations and ordinances, including:

(a) Federal and state tax and securities laws;

(b) Laws governing the registration and taxation of foreign LLCs; and

(c) Regulations governing specific professions, trades and businesses.

15.8 MEMBERS' COMMITMENT OF TIME TO LLC

(a) Devotion of Time to LLC. Each member shall devote time to the performance of the member's duties to the LLC as reasonably necessary to the development and success of the LLC.

(b) Devotion of Time to Other Activities. A member may devote significant time to professional and business activities other than LLC activities and to charitable activities but shall give reasonable notice of these activities to the other member.

15.9 MEMBERS' COMPENSATION AND FRINGE BENEFITS

The compensation and fringe benefits to which the members shall be entitled shall be as agreed by the members from time to time.

Section 16 MEMBERS' FIDUCIARY DUTY OF CARE

16.1 MEMBERS' FIDUCIARY DUTY OF CARE; STANDARD OF CARE

Each member shall owe a duty of care to the LLC and to the other member. The standard of care shall be competence (as defined in Section 16.2).

16.2 COMPETENCE— DEFINITION

A member shall be deemed to perform the member's duties under this Agreement competently if the member performs them with the knowledge, judgment, skill, diligence, initiative and timeliness that an ordinarily competent person in a like position would use under similar circumstances.

Section 17 MEMBERS' FIDUCIARY DUTY OF LOYALTY

17.1 MEMBERS' FIDUCIARY DUTY OF LOYALTY—GENERAL RULE

(a) Fiduciary Duty of Loyalty. In all matters arising under or relating to this Agreement or relating to the business and internal affairs of the LLC, each member shall, except as expressly provided in this Section 17, owe a fiduciary duty of loyalty to the LLC and to the other member.

(b) Fiduciary Duty of Loyalty—Definition. For purposes of this Agreement, a member's fiduciary duty of loyalty means the member's fiduciary duty to act in a manner that the member reasonably believes to be in or not opposed to the best interest of the LLC and of the other member.

17.2 MEMBERS' FIDUCIARY DUTY NOT TO COMPETE AGAINST THE LLC, ETC.

(a) Non-competition. In any geographical area where the LLC is engaged in business or has definite plans (as evidenced by LLC records) to engage in business, a member during the period of the member's tenure as a member and until the second anniversary of the date on which the member ceases to be a member shall not directly or indirectly (whether in person, through an entity that the member partially or wholly owns or otherwise) do the following:

(1) Compete against the LLC;

(2) Induce or seek to induce the other member or any employee of the LLC to work for any other business; or

(3) Otherwise interfere or seek to interfere with the LLC's business relations, including its relations with any person identified in the above Section 17.2(a).

The members acknowledge that the purpose, duration, geographical scope and other terms of the restrictions imposed on them under this Section 17.2(a) are reasonable.

(b) Competition Permitted with Consent of Other Member. However, a member may take an action inconsistent with Sections 17.2(a)(1), (2) or (3) if (i) the

member discloses in advance to the other member all material facts concerning the action; and (ii) the other member gives advance written consent to the action.

17.3 MEMBERS' FIDUCIARY DUTY WITH RESPECT TO LLC BUSINESS OPPORTUNITIES

If, in performing management responsibilities for the LLC, a member learns of a business opportunity that may be of material value to the LLC (whether or not the opportunity may involve competition with the LLC), the member shall promptly disclose the opportunity to the other member and shall not exploit it for the member's personal benefit except in the following circumstances:

(a) Within 30 business days after receiving notice of it from the member, the other member gives the member the other member's advance written consent to exploit the opportunity; or

(b) After the other member decides that the LLC should exploit it:

(1) The LLC fails to begin material implementation of this decision within 90 days after it is made; or

(2) The LLC begins this implementation but fails to make meaningful efforts to continue it.

17.4 MEMBERS' FIDUCIARY DUTY IN DOING BUSINESS WITH THE LLC

(a) <u>Duty of Disclosure</u>. The member shall not engage directly or indirectly in any business transaction with the LLC on the member's own behalf or on behalf of any disclosed or undisclosed third party unless:

(1) The member makes full advance disclosure to the other member about the transaction; and

(2) The other member gives advance written consent to the transaction.

(b) <u>Arm's-length Terms</u>. The terms of any business transaction permitted under this Section 17.4 shall be arm's-length terms.

17.5 MEMBERS' FIDUCIARY DUTY TO AVOID IMPROPER PERSONAL BENEFITS

(a) <u>Duty to Disclose Personal Benefits, Etc</u>. If a member receives an improper personal benefit (as defined in Section 17.5(b)), the member shall promptly disclose this benefit to the other member and, except as provided in Section 17.5(c), shall promptly transfer it to the LLC.

(b) <u>Improper Personal Benefit – Definition</u>. For purposes of this Agreement, an improper personal benefit shall mean a material amount of cash or anything else of material value:

(1) That a member receives from any third party (i) in connection with the member's performance of the member's responsibilities under this Agreement; or (ii) by reason of the member's status as a member; and

(2) That, at the time of its receipt, is not approved as a benefit to the member under this Agreement.

(c) Conditions for Retention of Personal Benefits. A member may retain an otherwise improper personal benefit, and the benefit shall not be deemed to be improper, if the member is authorized to retain it by this Agreement or by advance written consent of the other member.

17.6 MEMBERS' FIDUCIARY DUTY IN USING LLC PROPERTY, ETC.

Neither member shall make use of LLC property, cash or services (including LLC records, information or intellectual property) or of the member's position as a member for any purpose except to benefit the LLC unless:

(a) The member first advises the other member of the member's intent to do so; and

(b) The other member gives advance written consent to the use.

17.7 MEMBERS' FIDUCIARY DUTY OF GOOD FAITH

In all matters relating to the business and internal affairs of the LLC, the members shall act in good faith.

17.8 MEMBERS' RIGHTS WITH RESPECT TO INTELLECTUAL PROPERTY THEY DEVELOP WHILE THEY ARE MEMBERS

(a) If, while a member is a member, he develops intellectual property potentially valuable to the LLC, this intellectual property shall be owned exclusively by the LLC and the member shall sign any documents and do any other things necessary or useful to prove or confirm this ownership.

(b) Intellectual property shall include any type of creation of the mind relevant to the LLC, whether or not patentable or potentially qualifying for copyrights or as trade secrets and whether or not reduced to tangible form in the form of drawings or otherwise.

Section 18 MEMBERS' FIDUCIARY DUTY OF CONFIDENTIALITY

18.1 MEMBERS' DUTY OF CONFIDENTIALITY

(a) General Rule. In the absence of a final order to the contrary by a court or other governmental authority of competent jurisdiction or an arbitrator, each member shall maintain in confidence (i) all information relating to the LLC; and (ii) all information in the possession or control of the LLC that is reasonably identified as confidential in the LLC's records or that the member knows or reasonably should know requires confidentiality in the LLC's best interest.

(b) Exception. However, a member may copy and use the above information and, under appropriate conditions of confidentiality, may disclose it to the extent necessary or appropriate for the performance of the member's duties under this Agreement.

18.2 BINDING EFFECT OF THIS SECTION; TERMINATION OF BINDING EFFECT

This Section 18 shall bind each member while the member is a member and permanently thereafter except with respect to confidential information that becomes publicly known through no fault of the member.

Section 19 MEMBERS' FIDUCIARY DUTY OF DISCLOSURE

19.1 MEMBERS' FIDUCIARY DUTY OF DISCLOSURE IN CONNECTION WITH THE LLC'S FORMATION

In connection with the LLC's formation, the member shall affirmatively disclose to the other member any information known to the member that is objectively material to the other member in deciding whether to become a member.

19.2 MEMBERS' FIDUCIARY DUTY OF DISCLOSURE IN CONNECTION WITH THE LLC'S OPERATION AND DISSOLUTION, ETC.

In connection with the LLC's operation, dissolution and winding-up, the member shall, promptly after becoming aware of any information that is objectively material to the business or internal affairs of the LLC, affirmatively disclose this information to the other member.

19.3 DISCLOSURES CONCERNING MEMBER RELATIONSHIPS AND INTERESTS

The disclosures required by this Section 19 shall include:

(a) The disclosure of any relationship that the member may have or may come to have with any person that is likely to have a material adverse effect on the LLC's business or internal affairs; and

(b) The disclosure of any direct or indirect interest that the member may have or may come to have that is likely to have a material adverse effect on the LLC's business or internal affairs.

For purposes of this Section 19.3, relationships shall include family, social, business and professional relationships, and interests shall include economic interests.

19.4 NONDISCLOSURE AGREEMENTS

A member may condition any disclosure made by the member under this Section 19 upon the other member's signing a reasonable nondisclosure agreement.

19.5 NO REQUIREMENT TO BREACH PRIVACY

The member shall not be required to disclose any information under this Section 19 that is confidential under any federal or state law concerning individual privacy.

19.6 MEMBERS' DUTY TO UPDATE DISCLOSURES AFTER SIGNING THIS AGREEMENT

If, after a member signs this Agreement, the member discovers (a) that any disclosure under this Section 19 was incomplete or erroneous when made or has become materially incomplete or

erroneous or (b) that the member has failed to make any required disclosure under this Section 19, the member shall promptly so advise the other member, shall correct the error or incompleteness and shall make the disclosure or representation in question.

Section 20 MEMBERS' DUTY TO COMPLY WITH THE IMPLIED CONTRACTUAL COVENANT OF GOOD FAITH AND FAIR DEALING

(a) The members shall comply with the implied contractual covenant of good faith and fair dealing in accordance with the contract law of the State of Delaware.

(b) A member shall be deemed to have breached the implied contractual covenant of good faith and fair dealing if, without reasonable justification, the member engages in conduct that defeats the reasonable expectations of the other member under this Agreement with respect to issues not addressed in the Agreement.

Section 21 MEMBERS' REPRESENTATIONS

Each member represents as follows:

(a) Good Faith and Fair Dealing, Etc. In negotiating and entering into this Agreement, the member has acted fairly and in good faith.

(b) Disclosures. The member has disclosed to the other member all information required to be disclosed under Section 19.1 (concerning disclosure in connection with the LLC's formation).

(c) Freedom to Enter into Agreement, Etc.

(1) The member is legally free to enter into this Agreement and to perform the member's obligations under it in accordance with its terms; and

(2) The member is not prevented from doing so by order of any court of competent jurisdiction or other governmental authority, by agreement with any person (including an employment agreement, noncompetition agreement or nondisclosure agreement) or by any other cause.

(d) Access to Legal Advice, Etc. Before accepting the terms of this Agreement, the member has had every reasonable opportunity to consider these terms and to review them with the member's personal attorney.

(e) Free Acceptance of Terms, Etc. The member has accepted the terms of this Agreement knowingly and freely.

Section 22 LLC RECORD KEEPING

22.1 LLC'S DUTY TO COMPILE AND MAINTAIN RECORDS AND INFORMATION IN COMPLIANCE WITH THE LLC ACT

The LLC shall compile and maintain at its principal place of business all records and information that § 18-305(a) of the LLC Act requires it to compile and maintain.

22.2 LLC'S DUTY TO COMPILE AND MAINTAIN BOOKS OF ACCOUNT AND OTHER RECORDS REQUIRED FOR THE SOUND MANAGEMENT OF THE LLC

The LLC shall compile and maintain all books of account and other records that are necessary or appropriate for the sound management of the LLC's business and internal affairs.

Section 23 LLC'S DISSOLUTION, WINDING-UP AND LIQUIDATION

23.1 LLC'S DISSOLUTION, WINDING-UP AND LIQUIDATION— DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

(a) Dissolution. The dissolution of the LLC shall mean the cessation of its normal business activities and the beginning of the process of its winding-up and liquidation.

(b) Winding-up. The winding-up of the LLC shall mean the process of concluding its existing business activities and preparing for its liquidation.

(c) Liquidation. The liquidation of the LLC shall mean the sale or other disposition of its assets and the distribution of its assets (or of the proceeds of the sale or other disposition of its assets) to its creditors and to the members.

23.2 EVENTS CAUSING DISSOLUTION

The LLC shall be dissolved on the earliest to occur of the following events:

(a) Vote of the Members. The LLC shall be dissolved by the affirmative vote of both members to dissolve it.

(b) Government Order. The LLC shall be dissolved by order of dissolution by a court of competent jurisdiction or by the Secretary of State.

(c) Arbitrator's Order. An arbitrator under Section 27 may issue an order dissolving the LLC if the arbitrator determines that there is a compelling need for the dissolution.

23.3 EFFECTIVE DATE OF LLC'S DISSOLUTION

The dissolution of the LLC by vote of the members shall be effective on the date specified in that vote or, if the members do not specify a date, then on the date of completion of the vote. The

dissolution of the LLC by order of a court or other governmental authority of competent jurisdiction or an arbitrator shall be effective on the date specified by the authority in question.

23.4 DETERMINATION OF DATE FOR DELIVERY OF CERTIFICATE OF CANCELLATION AND FOR EFFECTIVE DATE OF CERTIFICATE

The date on which the LLC shall deliver a certificate of cancellation of the LLC's Certificate to the Secretary of State for filing and the effective date of this certificate shall be determined by the affirmative vote of both members upon the completion of the winding-up and liquidation of the LLC. Promptly after the members so vote, the members shall cause the filing of the certificate of cancellation with the Secretary of State under § 18-203 of the LLC Act.

23.5 CESSATION OF LLC'S LEGAL EXISTENCE

Unless a court of competent jurisdiction or other governmental authority finally determines otherwise, the LLC shall cease to exist as a legal entity on the effective date of the certificate of cancellation.

23.6 EXCLUSION OF A MEMBER FROM PARTICIPATION IN WINDING-UP PROCESS, ETC.

An arbitrator under Section 27 may exclude a member from participating in the winding-up and liquidation of the LLC on the ground that, because of past wrongful conduct by the member, the member's participation would be likely to affect that process adversely.

23.7 LLC'S WINDING-UP

(a) Joint Responsibility. Unless both members vote affirmatively to the contrary at the time of the winding-up, the members shall be jointly responsible for winding up the LLC.

(b) Winding-up and Liquidation. After the LLC is dissolved, the person or persons responsible for winding it up shall, as expeditiously as reasonably possible, in accordance with § 18-803 of the LLC Act and on terms as favorable as reasonably possible to the LLC:

(1) Wind up its business and internal affairs; and

(2) Cause its liquidation.

During the wind-up period, the LLC shall accept no new business.

23.8 LLC'S COMPLIANCE WITH STATE REQUIREMENTS CONCERNING LIQUIDATING DISTRIBUTIONS

The LLC shall make no distribution to members or others in connection with its liquidation until it has complied with all applicable laws and regulations of all relevant jurisdictions (including tax laws and regulations) relating to its dissolution and liquidation.

23.9 MEMBERS' DUTY TO DISPOSE OF AND TO BAR KNOWN AND UNKNOWN CLAIMS AGAINST THE LLC

In connection with the LLC's liquidation, the members shall take all reasonable measures under the laws of each relevant state to dispose of and to bar known and unknown claims against the

LLC.

23.10 MEMBERS' DUTY TO CONSULT WITH THE LLC'S PRINCIPAL TAX ADVISER AND PRINCIPAL LEGAL ADVISER IN CONNECTION WITH THE LLC'S DISSOLUTION, ETC.

Before the LLC's winding-up and liquidation, the members and other persons responsible for these procedures shall use reasonable efforts to consult with the LLC's principal tax adviser and principal legal adviser about the procedures and shall structure and implement the liquidation in a manner that is as fair as reasonably possible to each member from a tax and legal viewpoint.

Section 24 TERM AND TERMINATION OF THIS AGREEMENT

24.1 TERM AND TERMINATION OF AGREEMENT

Subject to Sections 24.2 and 24.3, the term of this Agreement shall begin on the Effective Date (as defined in Section 2.1) and shall terminate as follows:

(a) Termination of Legal Existence of LLC. The Agreement shall terminate on the date of the termination of the legal existence of the LLC.

(b) Termination of LLC Activities, Etc. The Agreement shall terminate if (i) the LLC permanently terminates its operations; and (ii) the LLC has no assets and there is no likelihood that it will acquire assets.

(c) Date of Termination of Agreement under Section 24.1(b). The date of any termination of the Agreement under Section 24.1(b) shall be the latter of:

(1) The third anniversary of the date on which the LLC has ceased engaging in significant activities; and

(2) The third anniversary of the date on which the LLC has ceased to own any assets.

24.2 SURVIVAL OF ACCRUED RIGHTS, ETC.

Any rights, responsibilities, duties and liabilities accrued by the parties under this Agreement before its termination shall continue in effect after its termination as reason and fairness may require.

24.3 PARTIES' RIGHTS AFTER TERMINATION OF AGREEMENT TO DISPUTE RESOLUTION IN CERTAIN MATTERS RELATING TO LLC'S WINDING-UP, ETC.

Notwithstanding the termination of this Agreement, any party may, after that termination, invoke the dispute resolution provisions of Sections 26 and 27 to determine and enforce:

(a) The party's rights under the Agreement that have accrued before the termination of the existence of the LLC under Sections 24.1(a) or (b); and

(b) The duties of other parties under the Agreement that have arisen before the termination of the existence of the LLC under Sections 24.1(a) or (b).

Section 25 CLAIMS BY THE MEMBERS

25.1 WHO MAY MAKE A CLAIM

(a) Claims by Members. By giving the other member a written notice of mediation under Section 26 or of arbitration under Section 27 and by otherwise complying with the dispute resolution provisions of this Agreement, a member (a "claimant") may make a claim as a direct claim in the claimant's own right against the other member or against the LLC with respect to any matter arising under or relating to this Agreement or relating to the business or internal affairs of the LLC.

(b) Derivative Actions. Unless an arbitrator decides otherwise, no claimant making a claim under this Agreement shall be required to comply with §§ 18-1001 – 1004 of the LLC Act or any other applicable rule specifically governing derivative actions.

25.2 LIMITATION OF FIDUCIARY AND OTHER DUTIES

Subject to the implied contractual covenant of good faith and fair dealing as then in effect under Delaware law, each member shall owe fiduciary and other duties only as provided in this Agreement and shall be subject to personal liability only for breaches of the duties to which the member is subject in the Agreement.

25.3 NO BREACH OF FIDUCIARY DUTY OF CARE OR LOYALTY IF A MEMBER RELIES ON LLC RECORDS, ETC.

A member shall not be deemed to have breached the member's fiduciary duty of care or loyalty under this Agreement if, with respect to the matter in question, the member has acted in reasonable reliance on:

(a) LLC records or LLC information;

(b) Information, opinions, reports or statements presented to the member or to the LLC by the other member or by any other person as to matters that, when presented, the member reasonably believed to be within the other person's professional or expert competence; or

(c) Any provision of this Agreement.

25.4 PRESUMPTION OF COMPLIANCE OF MEMBER ACTIONS WITH THE MEMBER'S DUTY OF CARE

(a) Presumption of Compliance. If a claimant makes a claim that any conduct by a member has breached the member's fiduciary duty of care, the member shall be deemed to have complied with this duty with respect to this conduct unless the claimant shows on the basis of a preponderance of the evidence:

(1) That before engaging in the conduct, the member failed to obtain reasonably adequate information or to adequately consider that information; or

(2) That in engaging in the conduct, the member acted in bad faith; or

(3) That with respect to the conduct, the member had a conflict of interest.

(b) Approval by the Other Member. For purposes of this Section 25.4, a member shall be deemed not to have had a conflict of interest if the other member approved the conduct in question in advance in writing.

25.5 EXCULPATION OF MEMBERS AND OTHERS

(a) Exculpation. The LLC shall not limit or eliminate the liability of a member or other person for money damages or for other damages or penalties for any breach of the person's duties under this Agreement (including fiduciary duties) unless, in each case, the LLC is authorized to do so by the affirmative vote of both members.

(b) Breaches of the Implied Contractual Covenant of Good Faith and Fair Dealing. Nothing in this Section 25.5 shall be construed to permit the LLC to limit or eliminate the liability of any member or other person for violating the implied contractual covenant of good faith and fair dealing.

25.6 INDEMNIFICATION OF MEMBERS AND OTHERS

(a) Indemnification. If a member or other person incurs a liability in respect of a claim relating to the business or internal affairs of the LLC, then, if (i) the person requests indemnification of the liability in writing in each case; and (ii) the members approve it by the affirmative vote of both members, the LLC may indemnify the person for the liability to the extent permitted by § 18-108 of the LLC Act and approved by the members.

(b) Liability—Definition. For purposes of Section 25.6(a), a liability means an obligation to pay a judgment, settlement, penalty, fine or reasonable expense (including reasonable attorneys' fees) in respect of a claim described in Section 25.1(a).

25.7 ADVANCEMENT OF MEDIATION, ARBITRATION AND LITIGATION EXPENSES TO MEMBERS

If (i) any person makes a claim against a current or former member in the member's capacity as a member and (ii) the claim relates to actions or omissions by the member while the member was a member, the LLC shall advance reasonable mediation, arbitration and litigation expenses, including reasonable attorneys' fees, to the member for the defense of the claim if:

(a) The member requests the advancement in writing in each case;

(b) The member promises in writing to reimburse the LLC for the advancement to the extent that the member does not prevail in the claim;

(c) This writing specifies all material terms of the reimbursement; and

(d) The members approve the advancement and the promise of reimbursement by

affirmative vote of both members.

25.8 LLC'S DUTY TO PROVIDE LIABILITY INSURANCE FOR MEMBERS IN CERTAIN CIRCUMSTANCES

Whether the LLC shall maintain an insurance policy to cover a liability of the members arising from claims against them under or relating to this Agreement shall be decided by the affirmative vote of both members.

25.9 BURDEN OF PROOF; STANDARD OF PROOF

Subject to Section 25.10, in any claim under or relating to this Agreement or relating to the LLC:

(a) The claimant shall bear the burden of proving the claim.

(b) The claim shall be deemed to have been proven if supported by a preponderance of the evidence.

25.10 SHIFTING OF BURDEN OF PROOF IN CERTAIN CASES INVOLVING CLAIMS OF BREACH OF FIDUCIARY DUTIES

(a) Claims of Breach of the Duty of Care. If, in connection with a claim that a member (the "member") has breached the member's fiduciary duty of care, a claimant adequately pleads that the member has engaged in any conduct described in Sections 25.4(a)(1) through (3), the burden of proof shall shift from the claimant to the member and the member shall bear the burden of proving that the member complied with the member's duty of care in the matter in question.

(b) Claims of Breach of Duty of Loyalty. If a claimant adequately pleads that a member has breached any fiduciary duty of loyalty imposed on the member under Sections 17 through 19, the member shall have the burden of proving that the member did not commit this breach. However, if the member adequately pleads that, by majority vote of the disinterested members, the member's conduct was approved in advance or ratified, the burden of proof shall shift to the claimant to prove the breach.

(c) Adequate Pleading—Definition. A pleading shall be deemed adequate for purposes of this Section 25.10 if the allegations that it contains are non-conclusory and credible.

Section 26 DISPUTE RESOLUTION—MANDATORY MEDIATION

26.1 MANDATORY MEDIATION

If any dispute arises between the members under or relating to this Agreement or relating to the LLC's business or internal affairs that the members cannot resolve voluntarily between themselves, they shall seek to resolve the dispute by mediation.

26.2 PROCEDURAL RULES

Except as otherwise provided in this Section 26 or as agreed in writing by the members at the time, any mediation under this Section 26 shall be governed by the Commercial Mediation Procedures of the American Arbitration Association (the "AAA") as in effect on the date of commencement of the mediation.

26.3 NOTICE OF MEDIATION; SELECTION OF MEDIATOR, ETC.

(a) Notice of Mediation. Either member may initiate a mediation under this Agreement by giving the other member a written notice of mediation. This notice shall bear a current date and shall briefly state the matter or matters to be mediated.

(b) Voluntary Selection of Mediator, Etc.; Commencement of Mediation. Unless the parties to a mediation under this Section 26 agree otherwise in writing at the time, then, within 10 business days after the other member has received a notice under Section 26.3(a), the members shall agree in writing upon the identity of the mediator, the site of the mediation and the method of administering the mediation. They shall commence the mediation as promptly as reasonably possible after reaching agreement on these matters.

(c) Referral of Mediation to AAA. If, within the above 10 business days, the members cannot agree on any of the matters identified in Section 26.3(b), the LLC shall promptly give a written notice of the mediation to the Wilmington, Delaware office of the AAA and that office shall administer the mediation.

26.4 MEDIATION EXPENSES

Each member in any mediation under this Section 26 shall bear the member's mediation expenses, except that each member shall be liable for one-half of any fees charged by the mediator and any applicable AAA fees.

26.5 CONFIDENTIALITY

(a) Members' Duty of Confidentiality. The members shall maintain in confidence all information disclosed by each to the other and to the mediator in any mediation under this Section 26 and reasonably identified by the disclosing party as confidential.

(b) Settlements, Etc. No settlement offer by either member during any mediation under this Section 26 shall be discoverable or binding in any other proceeding.

(c) Mediator's Duty of Confidentiality. Before the commencement of any mediation under this Section 26, the members may require the mediator to sign an appropriate non-disclosure agreement.

26.6 MEMBERS' DUTY TO PERFORM THEIR OBLIGATIONS DURING MEDIATION

Unless the members agree otherwise in writing at the time, each member shall perform the member's obligations under the Agreement during any mediation under this section.

26.7 ARBITRATION

Unless the members agree otherwise in writing at the time, either member shall have the right to require the arbitration under Section 27 of any issue not resolved in a mediation under this Section 26.

Section 27 DISPUTE RESOLUTION—MANDATORY ARBITRATION

27.1 MANDATORY ARBITRATION

If any dispute arises between the members under or relating to this Agreement or relating to the LLC's business or internal affairs that the members cannot resolve voluntarily between themselves or by mediation under Section 26, then, unless the members agree otherwise in writing at the time, they shall resolve the dispute by arbitration under this Section 27.

27.2 NOTICE OF ARBITRATION; ARBITRATION RULES, ETC.; COMMENCEMENT OF ARBITRATION

(a) Notice of Arbitration. Either member may initiate an arbitration under this Section 27 by giving a written notice of arbitration to the other member. The notice shall bear a current date and shall briefly state the matter or matters to be arbitrated.

(b) Arbitration Rules, Etc. Except to the extent that the members agree otherwise in writing at the time of the arbitration, the rules governing any arbitration under this Section 27 shall be the AAA's Commercial Arbitration Rules. The identity of the arbitrator, the site of the arbitration, and the arbitration administrator shall be as agreed by the members.

(c) Commencement of Arbitration. The members shall commence any arbitration under this Section 27 as promptly as reasonably possible after the other member receives a notice of arbitration under Section 27.2(a).

(d) Commercial Arbitration Rules. Except to the extent that the members agree otherwise in writing at the time of the arbitration, the rules governing any arbitration under this Section 27 shall be the AAA's Commercial Arbitration Rules (except that the AAA shall not be the administrator of the arbitration except in accordance with Section 27.3).

27.3 REFERRAL OF ARBITRATION TO AAA

If, within 15 business days after either member has given a written notice of arbitration to the other member under Section 27.2(a), the members have not agreed upon an arbitrator, or an arbitration site, then, unless the members agree otherwise in writing:

(a) Referral to AAA. A member shall refer the matter or matters listed in the notice required under Section 27.2(a) to the office of the AAA located in the city of Wilmington, Delaware.; and

(b) Selection of Arbitrator, Etc. The AAA shall select the arbitrator and the site of the arbitration in accordance with the Commercial Arbitration Rules and shall administer the arbitration.

27.4 ARBITRABLE MATTER— DEFINITION

For purposes of this Section 27, arbitrable matters shall consist of only the following types of matters:

(a) Scope, Construction and Enforcement of This Section, Etc. Arbitrable matters shall include matters concerning the scope, construction and enforcement of this Section.

(b) Matters Involving Material Interests of the LLC or the Members. Arbitrable matters shall include the issue whether, if a member makes an offer to the other member under Section 8.11 of this Agreement (providing for "Texas shoot-outs"), the dispute under that section involves a "material matter" of the LLC within the meaning of that section.

(c) Valuation of Non-Cash Contributions. Arbitrable matters shall include the current fair market value of non-cash contributions by the members to the LLC.

(d) Expulsion of a Member. Arbitrable matters shall include the issue whether a member should be expelled from the LLC under Section 7.9.

(e) Other matters. Arbitrable matters shall include any other matters that, on the ground of fairness, an arbitrator determines to be appropriate for resolution by arbitration. .

27.5 MATTERS THAT THE MEMBERS MAY LITIGATE

Notwithstanding any other provision of this Agreement, either member may bring suit in a court of competent jurisdiction:

(a) To petition a court for injunctive relief with respect to a matter arising under or relating to the Agreement or relating to the LLC;

(b) To obtain judicial enforcement of an order granted by an arbitrator under this Section 27; or

(c) As otherwise permitted under the Federal Arbitration Act, 9 U.S.C. §§ 1-16 (the "Federal Arbitration Act").

27.6 ARBITRATOR'S RIGHT TO SUPPLEMENT AGREEMENT

In connection with the resolution of an arbitration under this Agreement, an arbitrator shall not amend or delete any provision of this Agreement but may add new provisions to it to the extent necessary to address matters not addressed in the Agreement.

27.7 ARBITRATOR'S DUTY TO SET FORTH AWARD IN WRITING, ETC.

The arbitrator shall set forth in writing his or her award in any arbitration under this Section 27, but shall have no duty to explain in writing the facts underlying the award or the reasoning upon which the award is based.

27.8 CONFIDENTIALITY

Except as the members may otherwise agree in writing at the time of the arbitration, the members shall maintain in confidence:

(a) The fact that they are engaging or have engaged in arbitration under this Section 27;

(b) All confidential information disclosed by each member to the other and to the arbitrator during the arbitration; and

(c) Any arbitration award resulting from the arbitration.

27.9 RULES GOVERNING ALLOCATION OF ARBITRATION EXPENSES BETWEEN THE MEMBERS

(a) General Rule. Except as provided in Sections 27.9(b) and (c), each member shall bear the member's expenses, including attorneys' fees, in any arbitration under this Section 27, except that each member shall be liable for one-half of any fees charged by the arbitrator or the AAA.

(b) Unreasonable Claims and Arguments. If an arbitrator determines that a member has initiated an arbitration under this Section 27 without a reasonable basis for doing so or that any claim, argument or other action of a member in the arbitration is unreasonable, the arbitrator shall to that extent assess against that member the expenses incurred by the other member in connection with the arbitration, including reasonable attorneys' fees and fees payable to the arbitrator.

(c) Loser Pays. To the extent that an arbitrator determines that a member has failed to prevail in an arbitration under this Section 27, the arbitrator shall to that extent allocate to that member the costs of the arbitration, including reasonable attorneys' fees and fees payable to the arbitrator.

27.10 GOVERNING LAW

(a) General Rule. In deciding any arbitration under this Section 27, the arbitrator shall apply the substantive law of the State of Delaware (exclusive of its laws governing conflicts of law).

(b) Federal Arbitration Act. However, matters relating to the enforceability of this Section 27 and to any award granted under this Section shall be governed by the Federal Arbitration Act.

27.11 MEMBERS' DUTY TO PERFORM THEIR OBLIGATIONS DURING ARBITRATION

Except as ordered by an arbitrator under this Section 27 or as otherwise provided in this Agreement or agreed in writing by the members at the time, each member shall perform the member's obligations under the Agreement during any arbitration under this section.

27.12 INCLUSION OF CERTAIN FORMER PARTIES, ETC., AS PARTIES TO DISPUTE RESOLUTION

An arbitrator under this Section 27 may permit or require former parties to this Agreement and current assignees of LLC interests of the LLC to be parties to any arbitration under this Section 27 to the extent of their willingness to be parties to the arbitration.

27.13 PERMISSIBLE DEFENSES AND REMEDIES

In any arbitration under this Section 27, the arbitrator shall have discretion to determine:

(a) The extent to which a party may rely upon any specific common law legal or equitable defense; and

(b) Whether to award any specific common law legal or equitable remedy.

27.14 PROHIBITION OF APPEAL; ENTRY OF AWARDS

(a) Except as permitted by the Federal Arbitration Act, neither member shall appeal to any court any award by an arbitrator under this Section 27.

(b) Either member may obtain an order from a federal district court under § 9 of the Federal Arbitration Act, 9 U.S.C. § 9, and other applicable law, or, to the extent permitted by law, from a court of first instance of the state of Delaware.

Section 28 GENERAL PROVISIONS

28.1 ENTIRE AGREEMENT

This Agreement contains the entire agreement among the parties concerning its subject matter, and it replaces all prior agreements among them, whether written or oral, concerning this subject matter.

28.2 AMENDMENT OF AGREEMENT AND CERTIFICATE

(a) Amendments of Agreement. Except as provided in Section 27.6 (relating to supplementation of the Agreement by an arbitrator), no amendment of this Agreement shall be valid unless it is approved by the affirmative vote of both members, is in writing, and is signed by all of the parties.

(b) Amendments of Certificate. Except as otherwise provided in the LLC Act, no amendment of the Certificate shall be valid unless it is approved by the affirmative vote of both members and is filed in compliance with § 18-202(a) of the LLC Act.

28.3 INCORPORATION OF EXHIBIT A

Exhibit A in this Agreement is hereby incorporated into the Agreement and made an integral part of it.

28.4 RESOLUTION OF CONFLICTS BETWEEN AGREEMENT AND CERTIFICATE

If there is any conflict between this Agreement and the Certificate, then, in any dispute between the members, this Agreement shall prevail.

28.5 EFFECT OF LLC ACT

Except as otherwise provided in this Agreement, the business and internal affairs of the LLC, including the rights and duties of the members, shall be governed by the LLC Act as in effect on the Effective Date and as amended thereafter from time to time.

28.6 GOVERNING LAW

Subject to Section 27.10(b) (relating to the Federal Arbitration Act), this Agreement shall be governed by and construed in compliance with the domestic laws of the State of Delaware without giving effect to any choice-of-law or conflict-of-law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the laws of any jurisdiction except the State of Delaware.

28.7 EFFECT OF CHANGES OF LAW

If, during the term of this Agreement, the rules of the LLC Act or other applicable law change in a manner that provides a material advantage or disadvantage to either member not contemplated by the parties when entering the Agreement, the members shall equitably amend the Agreement to minimize or eliminate any such advantage or disadvantage.

28.8 FORUM FOR LITIGATION; ACCEPTANCE OF PERSONAL JURISDICTION; AWARDING OF LITIGATION EXPENSES

(a) Jurisdiction Where Suit Must Be Filed. If any party sues another party in a suit permitted by this Agreement or by applicable law, the party bringing the suit may do so in courts of competent jurisdiction only in the State of Delaware. The parties hereby irrevocably submit to the personal jurisdiction of those courts in any such suit.

(b) Litigation vs. Alternative Dispute Resolution. This Section 28.8 shall not be construed to impair any restriction on litigation set forth in Sections 26 and 27 of this Agreement (relating to dispute resolution).

(c) Allocation of Litigation Expenses. The rules governing the allocation of costs, litigation expenses and attorney’s fees among the parties in any litigation shall reflect as closely as possible the rules set forth in Section 27.9 (governing allocations of arbitration expenses).

(d) Suit—Definition. For purposes of this Agreement, the term suit shall include an action at law or in equity.

28.9 NOTICES

(a) Requirement of Writing; Address. All notices required by this Agreement shall be in writing and shall be delivered to a party at the party's address as stated on the first page of this Agreement. A party may change this address upon reasonable notice to the other parties.

(b) Method of Delivery. Notices shall be (i) delivered by hand; or (ii) sent by reputable overnight courier service; or (iii) sent by electronic facsimile transmission or e-mail.

(c) Proof of Delivery. Notices provided in accordance with this Section 28.9 shall be deemed to have been delivered:

(1) If delivered by hand, upon delivery;

(2) If sent by electronic facsimile transmission or e-mail, upon the mailing of a copy of the notice by first-class mail; or

(3) If sent by overnight courier service, 24 hours after deposit with that service.

28.10 EFFECT OF CAPTIONS

All captions in this Agreement are for convenience only and shall be deemed irrelevant in construing any provision of the Agreement.

28.11 RULES GOVERNING CONSTRUCTION AND APPLICATION OF THIS AGREEMENT

Consistently with the requirements of § 18-1101(b) of the LLC Act, the parties to this Agreement and third parties, in construing and applying the Agreement, shall give maximum effect to the principle of freedom of contract and to the enforceability of limited liability company agreements.

28.12 MEANING AND CONSTRUCTION OF "DAY," "INCLUDE," ETC.

As used in this Agreement:

(a) Day. "Day" shall mean a calendar day.

(b) Include. "Include" and similar terms shall denote partial definitions.

(c) Person. "Person" shall mean a natural person or an entity as the context shall require.

(d) State. Where the context permits or requires, "state" shall include the District of Columbia.

28.13 MEANING AND CONSTRUCTION OF NUMBER AND GENDER

As the context shall require:

(a) Singular and Plural. The use of the singular in this Agreement shall denote the plural and vice versa.

(b) Gender. The use of any gender shall denote another gender.

28.14 DELAYS AND OMISSIONS IN EXERCISING RIGHTS, ETC.; WAIVERS OF RIGHTS, ETC.

(a) Delays and Omissions. No delay or omission by a party in the exercise of any right, power or remedy accruing to the party as a result of any breach or default by another party under this Agreement:

(1) Shall impair any such right, power or remedy; or

(2) Shall be construed as a waiver of or acquiescence by the party in (i) any such breach or default or (ii) any similar breach or default occurring later.

(b) Waivers. No waiver by a party of any single breach or default under this Agreement shall be construed as a waiver by the party of any other breach or default occurring before or after that waiver.

28.15 SEVERABILITY OF PROVISIONS

Each provision of this Agreement (a "Provision") shall be deemed severable. If (i) any Provision or (ii) the application of any Provision to any person or circumstance shall be held invalid or unenforceable by a court of any jurisdiction:

(a) Affected Jurisdiction. The Provision shall be ineffective only in that jurisdiction.

(b) Scope of Ineffectiveness. The Provision shall be ineffective only to the extent that it has been expressly held to be invalid or unenforceable in that jurisdiction.

(c) Effect on Other Provisions and on Applicability of Provision Itself. The ineffectiveness of the Provision shall not invalidate any other provision of the Agreement or the application of the Provision itself to persons or circumstances other than those with respect to which it was held invalid or unenforceable in the jurisdiction in question.

28.16 PERMISSIBILITY AND VALIDITY OF COUNTERPARTS

This Agreement may be signed in any number of counterparts and by different parties to this Agreement in separate counterparts. Each of these counterparts when so signed shall be deemed to be an original of the Agreement and all such counterparts taken together shall constitute one and the same Agreement.

28.17 REQUIREMENT OF CERTAIN FURTHER ACTIONS BY THE PARTIES

Each party, upon reasonable request by another party, shall do the following for the purpose of carrying out the intent of this Agreement:

(a) The party shall furnish to the other party any information reasonably requested by the other party.

(b) The party shall sign any documents and do any other things that the other party reasonably requests.

28.18 PARTIES' ACKNOWLEDGMENT OF ADEQUACY OF CONSIDERATION

Each party acknowledges and agrees that upon the effectiveness of this Agreement, the party will be in receipt of valid and adequate consideration for its undertakings under this Agreement.

28.19 VALIDITY OF FACSIMILE AND PDF SIGNATURES

Facsimile and PDF copies of members' signatures shall be held valid for all purposes under this Agreement.

28.20 NO THIRD PARTY BENEFICIARIES

The parties intend this Agreement to benefit only themselves and any persons that become their successors and assignees in accordance with the Agreement. The Agreement is expressly not intended for the benefit of any creditor of the LLC or of any creditor of a member or for the benefit of any other person who is not a party to the Agreement.

28.21 REPRESENTATION BY ATTORNEY JOHN CUNNINGHAM

The parties acknowledge that with respect to all issues relating to this Agreement and to the LLC, attorney John Cunningham has represented, is presently representing and will continue to represent only the LLC as an entity in formation and, when it is formed, as an entity, and not either Loebs or Booth; and each of them acknowledges that if he wants to protect his interests in these matters, he must retain his own attorney. .

SIGNATURES AND DATES

In witness of their acceptance of the terms and conditions of this limited liability company agreement, the parties, by themselves or by their duly authorized representatives, have duly signed and dated this Agreement as follows:

______________________________ 05/01/16
Dennis Loebs (Date)

______________________________ 05/01/16
Benjamin Booth (Date)

NEXT BOATWORKS LLC

EXHIBIT A

HULL DESIGN TO BE CONTRIBUTED TO THE LLC BY BENJAMIN BOOTH AS HIS INITIAL CONTRIBUTION TO IT

Hull design files for Rebel C1x prototype (aka Westport Racing Skiff 18) and Westport Racing Skiff Double, including:

1. Original Rhinoceros modeling software design files (.3dm format) commissioned by Ben Booth:
   - Westport Racing Skiff 18 – 3D model 01
   - Westport Racing Skiff 18 – 3D model 02
   - Westport Racing Skiff Double – Version 01

2. Image files, illustration files, lines drawings files, perspective view files, etc. derived from original Rhinoceros files above, including:
   - Westport Racing Skiff 18 – 2D lines (pdf)
   - Westport Racing Skiff 18 – 2D lines (png)
   - Westport Racing Skiff 18 – stations+bow (pdf)
   - Westport Racing Skiff 18 – stations+bow (png)
   - Westport Racing Skiff 18 views (png)
   - Westport Racing Skiff Double – lines Version01+specifications (pdf)
   - Westport Racing Skiff Double – stations Version 01 (pdf)
   - Westport Racing Skiff Double – Version 01 (png)

3. Hand sketches of Rebel C1x hull and deck profile, plan, and details created and submitted between January 1, 2016 and the Effective Date.